UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. __________)*

BVR SYSTEMS 1998 LTD (Name of Issuer)
Ordinary Shares (1.00 NIS) (Title of Class of Securities)
M20512105 (CUSIP Number)
June 01, 2004 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. M20512105

1.	Names of Reporting Persons. Bank Leumi le-Israel B.M.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,333,333

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,333,333

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,333,333

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11.	Percent of Class Represented by Amount in Row (9) 10.37%

12.	Type of Reporting Person BK

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Item 1.
	(a)	Name of Issuer B.V.R. Systems (1998) Ltd.
	(b)	Address of Issuer's Principal Executive Offices 16 Ha’Melacha Street Park Afek Rosh Ha’Ayin 48091 Israel

Item 2.
	(a)	Name of Person Filing Bank Leumi le-Israel B.M.
	(b)	Address of Principal Business Office or, if none, Residence 24-32 Yehuda Halevi Street P.O. Box 2 Tel Aviv 61000 Israel
	(c)	Citizenship Israel
	(d)	Title of Class of Securities Ordinary Shares (1.00 NIS)
	(e)	CUSIP Number M20512105

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☒ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

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(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J):

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned:

Bank Leumi le-Israel B.M. owns or holds rights to a total of 8,333,333 ordinary shares (par value NIS 1.00) – 6,111,111 of which are held as ordinary shares, and 2,222,222 of which are represented by a warrant to purchase ordinary shares. Such warrant shall automatically be transferred by Bank Leumi le-Israel B.M. to CHUN Holdings Limited Partnership, in its entirety, in the event that B.V.R. Systems (1998) Ltd. shall complete a round of financing of an agreed upon amount by September 30, 2004.

Item 4(b)	Percent of Class:
10.37%

Item 4(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote
8,333,333

(ii) shared power to vote or to direct the vote
0

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(iii)	Sole power to dispose or to direct the disposition of 8,333,333
(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.
Ownership of Five Percent or Less of a Class:  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
N/A

Item 8.	Identification and Classification of Members of the Group:
N/A

Item 9.	Notice of Dissolution of Group:
N/A

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Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 08, 2004 Date
/s/ Dr. David Erlich	/s/ Meir Marom

Signature

Dr. David Erlich	Meir Marom
Deputy Head of Corporate Division	Head of Technology & Communication Sector

Name/Title

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